                              Filed by LifeMinders, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                              Subject Company: LifeMinders, Inc.
                              Commission File No.: 000-28133


                       [CROSS MEDIA MARKETING CORP. LOGO]


FOR:           CROSS MEDIA MARKETING CORPORATION
CONTACT:       ALFONSO J. CERVANTES, SENIOR VICE PRESIDENT
               212.457.1179
               ACERVANTES@XMMCORP.COM

               MIDDLEBERG EURO FOR CROSS MEDIA MARKETING
               BILL FERGUSON
               212.699.2742
               WILLIAMF@MIDDLEBERG.COM

FOR:           LIFEMINDERS, INC.
CONTACT:       ALLISON ABRAHAM, PRESIDENT
               703.885.1315
               AABRAHAM@LIFEMINDERS.COM



    CROSS MEDIA MARKETING AND LIFEMINDERS ANNOUNCE STOCKHOLDER MEETING DATES

                             ---------------------

 COMPANIES DETAIL STRATEGIC BENEFITS AND FULFILLMENT OF MULTI-CHANNEL MARKETING
                                     VISION

NEW YORK, NY - SEPTEMBER 25, 2001 - Cross Media Marketing Corporation (AMEX:
XMM), a technology-driven direct marketing company, and LifeMinders, Inc., (NASDAQ: LFMN), an online direct marketer, today jointly announced that the special meetings of their respective stockholders to vote on the proposed merger of the two companies will be held on October 24, 2001. The companies expect to mail proxy materials to their stockholders within the next several days.

Ronald Altbach, Chairman and Chief Executive Officer for Cross Media Marketing, reconfirmed the benefits of the transaction: "Cross Media's growth strategy has been a combination of steady organic growth coupled with the acquisition of complementary businesses. Cross Media has reported quarterly revenue growth since the fourth quarter of 2000. We believe that LifeMinders will support Cross Media's anticipated future growth of our multi-channel platform subscription-


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based revenue model - a business model that can sustain continued growth even in this challenging economic environment."

Jonathan Bulkeley, Chairman and Chief Executive Officer of LifeMinders noted, "LifeMinders technology assets and membership base will provide substantial growth opportunities for Cross Media, given its proven sales and marketing abilities. We expect that our experience in creating and enhancing long-term direct relationships with customers will provide a solid foundation upon which Cross Media will continue to build."

Some of the strategic factors considered in supporting the merger include:

        - Cross Media's proven marketing skills will be complemented by LifeMinders' extensive consumer database and personalization capabilities.

        - LifeMinders' 20 million member database will enable Cross Media to reduce customer acquisition costs and increase margins by targeting offers to LifeMinders' members; and,

        - LifeMinders' net cash will provide funding to continue Cross Media's organic and acquisition growth strategies as well as strengthen Cross Media's overall financial position.

Cross Media Marketing's meeting of stockholders will be held on October 24, 2001 at 10:00 am at Cross Media's corporate offices, at 461 5th Avenue, 19th Floor, New York, New York, 10017. LifeMinders stockholders' meeting will also be held on October 24, 2001 at 9:00 am at LifeMinders' corporate offices, at 13530 Dulles Technology Drive, Suite 500, Herndon, Virginia, 20171. Stockholders of record of each of the two companies at the close of business on September 17, 2001 will be eligible to vote at the respective stockholder meetings. If approved, the merger is anticipated to close shortly after the stockholder meetings.


Robertson Stephens, Inc. has served as financial advisor to Cross Media Marketing on this transaction. The Board of Directors of LifeMinders has been advised by Legg Mason Wood Walker Incorporated.

ABOUT CROSS MEDIA MARKETING CORPORATION

Cross Media Marketing Corporation is a leading technology-driven marketing company engaged in sophisticated targeted marketing on a global basis utilizing multiple direct marketing channels including email, voice, direct mail, interactive voice response and Internet with its proprietary X-ID(TM) profiling technology, resulting in a multi-dimensional marketing platform. Cross Media Marketing seeks to achieve revenue growth and earnings leverage by cross marketing a broad array of products and services, including membership services and high-end bundled periodicals, through multiple channels to an expanding multi-million customer base utilizing state-of-the-art direct marketing strategies. Through Cross Media Marketing's voice-driven customer acquisition programs, Cross Media Marketing contacts and retains critical data on more than thirteen million

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persons annually. The Company continues to leverage its expansive database in other technology-driven marketing channels, facilitating additional e-commerce transactions to increase revenues while concurrently lowering costs and increasing margins. For more information about Cross Media Marketing, visit the Investor Relations section of www.xmmcorp.com or email investor-relations@xmmcorp.com.

ABOUT LIFEMINDERS, INC.

LifeMinders, Inc. is an online direct marketer that serves millions of members by sending highly personalized e-mail messages based on consumers' interests. These targeted messages are developed from detailed member profiles that are obtained during the permission-based registration process. LifeMinders, Inc, LifeMinders.com and the LifeMinders logo are registered trademarks of LifeMinders, Inc (www.lifeminders.com). For more information about LifeMinders, visit the Investor Relations section of www.lifeminders.com or email aabraham@lifeminders.com.

Additional Information

In connection with the merger, Cross Media and LifeMinders filed a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders of both Cross Media Marketing and LifeMinders are invited to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information. Cross Media Marketing and LifeMinders expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Investors and security holders may obtain a copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies free of charge from the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Cross Media Marketing or LifeMinders free of charge by directing such requests to the respective addresses listed above.

LifeMinders and its officers and directors may be deemed to be participants in the solicitation of proxies from LifeMinders' stockholders with respect to the approval of the transactions contemplated by the agreement. Information regarding such officers and directors will be set forth in the joint proxy statement/prospectus.

Cross Media Marketing and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Cross Media Marketing with respect to the approval of the transactions contemplated by the agreement. Information regarding such officers and directors will be set forth in the joint proxy statement/prospectus.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains forward-looking statements that involve risks and uncertainties including the ability to successfully integrate Cross Media and LifeMinders, and to realize the synergies and other perceived advantages resulting from this acquisition, including Cross Media's ability to grow the combined businesses and to achieve


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expectations for anticipated financial results based on the combined entities.
More information about potential factors that could affect Cross Media's ability to make this acquisition successful is included in Cross Media's registration statement on Form S-4 filed with the Securities and Exchange Commission. Additionally, certain statements contained herein and in the information posted on the web sites of Cross Media Marketing and LifeMinders that are not based on historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Cross Media Marketing Corporation and LifeMinders intend that such forward-looking statements be subject to the safe harbor created thereby. These forward-looking statements regard the revenues, earnings, liquidity, financial condition, and ability to exploit its database and certain technological innovations and certain operational matters of Cross Media Marketing and LifeMinders. Such forward-looking statements are based on current expectations of management but involve certain risks and uncertainties. The actual results, performance or achievements could differ materially from the results, performance or achievements projected in, or implied by, such forward-looking statements as a result of risk factors. These factors are described in detail in each of the company's respective filings with the Securities and Exchange Commission, including, where applicable, their most recent filings on Forms 10-K or 10-KSB, Forms 10-Q or 10-QSB, and Form 8-K, and the registration statement on Form S-4 filed by Cross Media Marketing. LifeMinders' and Cross Media Marketing's filings with the SEC are available to the public from commercial document-retrieval services and at the web site maintained by the SEC free of charge at http://www.sec.gov. Neither Cross Media Marketing nor LifeMinders assumes any responsibility to update the information included in this press release or on its web site, whether as a result of new information, future events or otherwise.